UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Computer Programs and Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

205306103

(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.

GILEAD CAPITAL LP

157 Columbus Avenue, Suite 403

New York, New York 10023

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		76,173
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

76,173
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,173
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 205306103

1	NAME OF REPORTING PERSON

Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,070,570
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,070,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,070,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 205306103

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.
Item	4 is hereby amended to add the following:

On February 27, 2019, the Reporting Persons and the Issuer entered into a support agreement (the “Agreement”), pursuant to which, simultaneously with the execution of the Agreement, the Issuer appointed Jeffrey A. Strong to fill the vacancy in Class I of the Board of Directors (the “Board”) resulting from John C. Johnson’s resignation from the Board on November 15, 2018, with a term expiring at the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”).

Also pursuant to the Agreement, the Issuer has agreed to, among other things, (i) appoint Mr. Strong to the Nominating and Corporate Governance Committee or the Compensation Committee of the Board no later than the Issuer’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”), (ii) appoint Glenn P. Tobin as the independent Chairperson of the Board no later than the 2019 Annual Meeting, (iii) nominate, recommend and solicit proxies for the election of an additional independent director, to be mutually agreed upon by the Issuer and the Reporting Persons in accordance with the terms of the Agreement (the “New Director  Nominee”), at the Issuer’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”) and (iv) fix the size of the Board to nine directors immediately following the 2020 Annual Meeting through the remainder of the Standstill Period (as defined below). The Agreement also provides that, during the Standstill Period, if Mr. Strong is unable to serve as a director due to his death or incapacity or a family emergency or other emergent circumstance, the Reporting Persons will be entitled to recommend to the Nominating and Corporate Governance Committee and the Board a substitute person (who meets certain independence and experience criteria) to fill the resulting vacancy.

Pursuant to the terms of the Agreement, the Reporting Persons are subject to certain customary standstill restrictions that, among other things, prohibit the Reporting Persons from acquiring an economic interest in more than 10.0% of the Issuer’s outstanding common stock and from taking certain actions with respect to extraordinary transactions and other matters, as described in the Agreement. The standstill restrictions apply until the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2021 Annual Meeting (the “Standstill Period”). However, the Standstill Period will terminate immediately in the event that the New Director Nominee is not selected thirty (30) days prior to the deadline for the submission of stockholder nominations for directors at the 2020 Annual Meeting.

During the Standstill Period, the Reporting Persons have agreed to vote (i) in favor of each director nominated and recommended by the Board for election at any meeting of stockholders or at any adjournments or postponements thereof, (ii) against any stockholder nominations for director that are not approved and recommended by the Board for election at any such meeting and against any proposals or resolutions to remove any member of the Board, and (iii) subject to certain exceptions related to the recommendations of proxy advisory firms, in accordance with the recommendations of the Board on all other proposals of the Board set forth in the Issuer’s proxy statements.

The foregoing description of the terms of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

6

CUSIP NO. 205306103

In conjunction with the Agreement, the Issuer and the Reporting Persons have also entered into a customary confidentiality agreement governing the confidentiality obligations of the Reporting Persons, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item	6 is hereby amended to add the following:

On February 27, 2019, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above, which is incorporated herein by reference.

Also on February 27, 2019, the Reporting Persons and the Issuer entered into a confidentiality agreement as described in Item 4 above, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Support Agreement, by and among Gilead Capital Master Fund Ltd., Gilead Capital LP, Gilead Capital GP LLC, Jeffrey A. Strong and Computer Programs and Systems, Inc., dated as of February 27, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 27, 2019).
99.2	Confidentiality Agreement by and among Gilead Capital Master Fund Ltd., Gilead Capital LP, Gilead Capital GP LLC, Jeffrey A. Strong and Computer Programs and Systems, Inc., dated as of February 27, 2019.

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CUSIP NO. 205306103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2019

Gilead Capital Master Fund Ltd.

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Sole Director

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong

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